NEWS RELEASE

Crosshair Intersects 0.20% U3O8 over 9.45 metres at Armstrong

Dated: April 16, 2008	(AMEX: CXZ) (TSX-V: CXX)

Crosshair Exploration & Mining Corp. (AMEX: CXZ) (TSX.V: CXX) is pleased to announce the latest assay results from ongoing drilling at Armstrong on the Company’s Central Mineral Belt (CMB) Uranium Project in Labrador. Armstrong anchors the southern end of the 4.5 kilometre (km) long uranium mineralized corridor, which also includes the C Zone to the north and Area 1 in the middle. Highlights from the latest drilling at Armstrong include:

  0.20% U3O8 over 9.5 metres (from 180.4 m to 189.9 m), including
  0.50% U3O8 over 3.7 metres (from 182.4 m to 186.1 m), and
  1.10% U3O8 over 1.6 metres (from 184.0 m to 185.6 m) in hole ML-AR-26,

  0.07% U3O8 over 5.4 metres (from 156.0 m to 161.4 m) in hole ML-AR-09*,

  0.13% U3O8 over 3.4 metres (from 96.4 m to 99.8 m) and
  0.10% U3O8 over 2.2 metres (from 176.3 m to 178.5 m) in hole ML-AR-14*, and

  0.06% U3O8 over 7.2 metres (from 270.0 m to 277.2 m) in hole ML-AR-04*.

*previously released as eU3O8 calculated from downhole gamma probe results

Uranium mineralization has now been intersected at Armstrong along a strike length of 175 m, where it remains open in all directions. Armstrong was discovered by Crosshair in 2006 and is situated at the southern end of the mineralized corridor. The corridor also consists of the C Zone, where the current strike length measures 1500 m and Area 1, where mineralization has been intersected along a 600 m strike length. All three areas remain open.

“Armstrong represents an exciting new discovery for Crosshair, and our continued drilling success there, as well as at Area 1 is very encouraging for the development of the 4.5 km long corridor of mineralization” says Paul Hosford, President and COO. “Joining the northern, central and southern areas of the corridor is one of our main goals for 2008.”

Current Armstrong drill plan maps and complete assay highlights are posted on the Company website at: http://www.crosshairexploration.com/s/Armstrong.asp.

During its planned 2008 summer program, Crosshair’s ‘Northstar Division’ will focus on further defining the mineralized zones at Armstrong and Area 1, as well as increasing the currently defined NI 43-101 uranium resource at the C Zone, and confirming continuity between all three zones.

Crosshair’s 4.5 km long corridor lies outside of Labrador Inuit Lands (LIL) and is not directly impacted by the Nunatsiavut Government’s recent decision to place a three year moratorium on uranium mining within LIL boundaries. In a recent news release by the Government of Newfoundland and Labrador, Kathy Dunderdale, Minister for the Department of Natural Resources, clarified the Province’s position on uranium development within its jurisdiction with the following statement: "From our perspective, we are confident in our approach to managing uranium development and the regulatory role the Canadian Nuclear Safety Commission has over uranium mining in Canada. I want to ensure the mining community is aware that the rest of the province remains open to uranium development while the Nunatsiavut Government goes through this process."

Belmont/International Montoro Option

Crosshair wishes to advise that it has terminated its agreement with Belmont Resources Inc. (TSX-V:BEA) and International Montoro Inc. (TSX-V:IMT) giving Crosshair the option to earn a 75% interest in 139 map-staked claims covering 3475 hectares within the Central Mineral Belt of Labrador. After conducting lake sediment sampling, prospecting and rock sampling on the claims during 2007, Crosshair has returned the claims to the vendors in good standing.

About Crosshair

Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador-Canada's most promising emerging uranium district. The 720 sq km CMB Uranium Project is host to potentially three types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled/shear zone and unconformity types of mineralization.

The Company's exploration work on the CMB Uranium Project is supervised by J. Wayne Pickett, P.Geo., a member of the Professional Engineers and Geoscientists of Newfoundland and Labrador, the Vice President Exploration of the Company and a Qualified Person as defined in NI 43-101. Mr. Pickett has verified that the assay results presented above have been accurately summarized from the official assay certificates provided to the Company. A QA/QC program has been implemented consisting of standard, blank and duplicate samples.

Split drill core samples are sent to Activation Laboratories in Ancaster, ON for analyses. Uranium analysis is performed by the delayed neutron counting (DNC) method, while multi-element analysis is performed using Inductively Coupled Plasma Mass Spectrometry (ICP-MS). Samples that exceed the upper limit for uranium are re-assayed using X-ray fluorescence (XRF).

For more information on the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Mark J. Morabito"
Chief Executive Officer

Crosshair Exploration & Mining Corp. – Vancouver
T: 604-681-8030
F: 604-681-8039
E: dan@crosshairexploration.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company's expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

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